

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via E-mail</u>
Mr. Michael J. Smith
Chairman, Chief Executive Officer and President
Terra Nova Royalty Corporation
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia, Canada V6C3A6

      Re: Terra Nova Royalty Corporation
                Form 20-F for the fiscal year ended December 31, 2010
                Filed March 31, 2011
                File No. 001-04192

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel L. Gordon

                      Daniel L. Gordon
                      Branch Chief

cc: Rod Talaifar